Exhibit 99.3
As of November 1, 2006
VIASPACE INC.
171 North Altadena Drive
Suite 101
Pasadena, California 91107
Gentlemen:
     This Amendment No. 1, dated as of November 1, 2006 (this “Amendment”) to the Letter Agreement dated September 12, 2006 (the “Letter Agreement”), by and between VIASPACE INC. (the “Company”), and GILFORD SECURITIES INCORPORATED (“Gilford”) hereby amends and supplements solely to the extent provided herein, the Letter Agreement as follows:
          1. The second sentence of Section 1 of the Letter Agreement is hereby deleted in its entirety and replaced by the following sentence:
The Agent shall receive a commission equaling (i) eight (8%) percent of the actual purchase price paid (the “Price”) by Cornell Capital Partners LP (“Cornell”) for any Securities (which percentage, with respect to the issuance of the Company’s 10% Secured Convertible Debenture(s) (the “Debentures”), shall be calculated as eight percent (8%) of the principal amount of each tranche of the Debentures issued to Cornell by the Company less, with respect to each such tranche, ten percent (10%) of such principal amount, representing the fee payable by the Company to Cornell on each tranche, such that the maximum aggregate principal amount upon which the eight percent (8%) fee payable under this subsection shall be calculated is equal to $3.42 million, and any additional Debentures sold pursuant to any overallotment option, and (ii) seven (7%) percent of the Price paid by Cornell on any Advance taken by the Company under the Standby Equity Distribution Agreement (the “SEDA”) during the three years immediately following the date of the SEDA, before taking into account deductions for legal, professional and other transaction costs and expenses.

VIASPACE Amendment	November 1, 2006
          2. The following sentence shall be added to Section 1 of the Letter Agreement:
The Agent shall not be entitled to any Placement Commission for any proceeds received by the Company as a result of the exercise of any warrant issued in the Offering.
          3. Section 3 of the Letter Agreement is hereby deleted in its entirety and replaced by the following:
At Closing, the Company will pay Gilford $10,000 for attorneys’ fees and consulting expenses incurred in connection with the negotiation, preparation and execution of the definitive documents related to the Offering (the “Related Documents”).
     Other than the amendments and supplements expressly set forth in this Amendment, no other changes to the Letter Agreement have been made.
     Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Letter Agreement.
     This Amendment may be exercised in one or more counterparts.
     The parties hereto have entered into this Amendment as of the date first appearing above.

Very truly yours,

GILFORD SECURITIES
INCORPORATED

By:	/s/ Robert A. Maley

Name: Robert A. Maley
Title: President

VIASPACE INC.

By:	/s/ Carl Kukkonen

Name: Carl Kukkonen
Title: CEO

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